Exhibit 99.3

Cameco Corporation

2026 condensed consolidated interim financial statements

(unaudited)

July 30, 2026

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended		Six months ended
($Cdn thousands, except per share amounts)		Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Revenue from products and services	11	$813,772	$877,016	$1,659,137	$1,666,448
Cost of products and services sold		551,475	533,454	1,028,159	992,147
Depreciation and amortization		72,161	86,472	139,257	147,073

Cost of sales		623,636	619,926	1,167,416	1,139,220

Gross profit		190,136	257,090	491,721	527,228
Administration		77,000	96,436	199,455	155,256
Exploration		8,130	6,044	15,891	13,932
Research and development		9,707	(708)	23,610	13,274
Other operating expense (income)	9	10,480	(10,646)	3,796	(9,227)
Loss on disposal of assets		680	13	993	2,230

Earnings from operations		84,139	165,951	247,976	351,763
Finance costs	12	(29,514)	(26,977)	(57,501)	(57,075)
Gain (loss) on derivatives	17	(54,316)	147,732	(102,041)	138,804
Finance income		7,857	5,407	17,849	9,096
Share of earnings from equity-accounted investees	6	20,010	188,421	74,476	161,570
Foreign exchange gains (losses)		17,349	(88,946)	27,310	(89,817)
Other income		402	382	760	787

Earnings before income taxes		45,927	391,970	208,829	515,128
Income tax expense	13	20,716	71,085	52,868	124,490

Net earnings		25,211	320,885	155,961	390,638

Net earnings (loss) attributable to:
Equity holders		$25,219	$320,888	$155,970	$390,653
Non-controlling interest		(8)	(3)	(9)	(15)

Net earnings		$25,211	$320,885	$155,961	$390,638

Earnings per common share attributable to equity holders:
Basic	14	$0.06	$0.74	$0.36	$0.90

Diluted	14	$0.06	$0.74	$0.36	$0.90

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Six months ended
($Cdn thousands)	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Net earnings	$25,211	$320,885	$155,961	$390,638
Other comprehensive income (loss), net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability - equity-accounted investee[1]	—	—	(4)	(37)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	49,503	(121,605)	120,621	(105,649)
Gains (losses) on derivatives designated as cash flow hedges - equity-accounted investee[2]	1,306	(29,346)	7,285	(42,015)
Exchange differences on translation of foreign operations - equity-accounted investee	(9,730)	76,333	(34,456)	136,987

Other comprehensive income (loss), net of taxes	41,079	(74,618)	93,446	(10,714)

Total comprehensive income	$66,290	$246,267	249,407	379,924

Other comprehensive income (loss) attributable to:
Equity holders	$41,078	$(74,617)	$93,445	$(10,713)
Non-controlling interest	1	(1)	1	(1)

Other comprehensive income (loss)	$41,079	$(74,618)	$93,446	$(10,714)

Total comprehensive income (loss) attributable to:
Equity holders	$66,297	$246,271	$249,415	$379,940
Non-controlling interest	(7)	(4)	(8)	(16)

Total comprehensive income	$66,290	$246,267	$249,407	$379,924

[1]	Net of tax (Q2 2026 - $0; Q2 2025 - $0; 2026 - $1; 2025 - $13)
[2]	Net of tax (Q2 2026 - $(2,109); Q2 2025 - $7,421; 2026 - $(3,383); 2025 - $11,994)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Jun 30/26	Dec 31/25
Assets
Current assets
Cash and cash equivalents		$1,112,718	$1,114,860
Short-term investments		—	99,603
Accounts receivable		337,060	360,312
Current tax assets		17,133	11,974
Inventories	4	767,114	843,989
Supplies and prepaid expenses		179,719	169,339
Current portion of long-term receivables, investments and other	5	30,089	39,138

Total current assets		2,443,833	2,639,215

Property, plant and equipment		3,424,963	3,325,077
Intangible assets		34,177	36,162
Long-term receivables, investments and other	5	868,173	647,245
Investment in equity-accounted investees	6	2,906,851	2,987,126
Deferred tax assets	13	617,581	666,457

Total non-current assets		7,851,745	7,662,067

Total assets		$10,295,578	$10,301,282

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		504,227	871,355
Current tax liabilities		20,154	16,516
Current portion of other liabilities	8	213,216	134,667
Current portion of provisions	9	60,872	47,648

Total current liabilities		798,469	1,070,186

Long-term debt	7	996,750	996,348
Other liabilities	8	379,038	377,955
Provisions	9	987,512	953,415

Total non-current liabilities		2,363,300	2,327,718

Shareholders’ equity
Share capital	10	2,939,763	2,938,235
Contributed surplus		190,877	211,412
Retained earnings		3,764,744	3,608,778
Other components of equity		238,387	144,938

Total shareholders’ equity attributable to equity holders		7,133,771	6,903,363
Non-controlling interest		38	15

Total shareholders’ equity		7,133,809	6,903,378

Total liabilities and shareholders’ equity		$10,295,578	$10,301,282

Commitments and contingencies [notes 9, 13]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2026	$2,938,235	$211,412	$3,608,778	$165,966	$(20,280)	$(748)	$6,903,363	$15	$6,903,378
Net earnings (loss)	—	—	155,970	—	—	—	155,970	(9)	155,961
Other comprehensive income (loss)	—	—	(4)	86,164	7,285	—	93,445	1	93,446

Total comprehensive income (loss) for the period	—	—	155,966	86,164	7,285	—	249,415	(8)	249,407

Share-based compensation	—	5,797	—	—	—	—	5,797	—	5,797
Stock options exercised	1,528	(382)	—	—	—	—	1,146	—	1,146
Restricted share units settled	—	(25,950)	—	—	—	—	(25,950)	—	(25,950)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	31	31

Balance at June 30, 2026	$2,939,763	$190,877	$3,764,744	$252,130	$(12,995)	$(748)	$7,133,771	$38	$7,133,809

Balance at January 1, 2025	$2,935,367	$210,784	$3,099,264	$104,245	$15,395	$(748)	$6,364,307	$26	$6,364,333
Net earnings (loss)	—	—	390,653	—	—	—	390,653	(15)	390,638
Other comprehensive income (loss)	—	—	(37)	31,339	(42,015)	—	(10,713)	(1)	(10,714)

Total comprehensive income (loss) for the period	—	—	390,616	31,339	(42,015)	—	379,940	(16)	379,924

Share-based compensation	—	4,451	—	—	—	—	4,451	—	4,451
Stock options exercised	1,449	(352)	—	—	—	—	1,097	—	1,097
Restricted share units settled	—	(8,330)	—	—	—	—	(8,330)	—	(8,330)
Dividends	—	—	8	—	—	—	8	—	8

Balance at June 30, 2025	$2,936,816	$206,553	$3,489,888	$135,584	$(26,620)	$(748)	$6,741,473	$10	$6,741,483

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended		Six months ended
($Cdn thousands)		Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Operating activities
Net earnings		$25,211	$320,885	$155,961	$390,638
Adjustments for:
Depreciation and amortization		72,161	86,472	139,257	147,073
Deferred revenue		(28,707)	31,524	(6,126)	(16,925)
Unrealized loss (gain) on derivatives		53,305	(163,537)	97,452	(176,550)
Share-based compensation	16	2,942	2,383	5,797	4,451
Loss on disposal of assets		680	13	993	2,230
Finance costs	12	29,514	26,977	57,501	57,075
Finance income		(7,857)	(5,407)	(17,849)	(9,096)
Share of earnings in equity-accounted investees		(20,010)	(188,421)	(74,476)	(161,570)
Foreign exchange losses (gains)		(17,349)	88,946	(27,310)	89,817
Other operating expense (income)	9	10,480	(10,646)	3,796	(9,227)
Other income		(401)	(382)	(760)	(787)
Income tax expense	13	20,716	71,085	52,868	124,490
Interest received		8,287	5,407	18,280	9,096
Income taxes paid		(59,084)	(19,263)	(236,908)	(71,053)
Dividends from equity-accounted investees		178,552	136,970	246,059	206,717
Other operating items	15	(23,122)	(25,572)	(50,416)	(38,601)
Decrease (increase) in non-cash working capital	15	(114,285)	107,766	(255,362)	27,613

Net cash provided by operations		131,033	465,200	108,757	575,391

Investing activities
Additions to property, plant and equipment		(106,494)	(74,923)	(184,233)	(131,381)
Proceeds from short-term investments		34,603	—	99,603	—
Decrease (increase) in long-term receivables, investments and other		—	931	—	(23)
Proceeds from sale of property, plant and equipment		141	56	141	79

Net cash used in investing		(71,750)	(73,936)	(84,489)	(131,325)

Financing activities
Decrease in debt		—	—	—	(285,240)
Interest paid		(21,477)	(21,368)	(26,326)	(27,251)
Lease principal payments		(1,229)	(1,129)	(1,906)	(1,730)
Proceeds from issuance of shares, stock option plan		—	1,023	1,146	1,097
Dividends returned		—	18	—	8

Net cash used in financing		(22,706)	(21,456)	(27,086)	(313,116)

Increase (decrease) in cash and cash equivalents, during the period		36,577	369,808	(2,818)	130,950
Exchange rate changes on foreign currency cash balances		1,024	(14,968)	676	(15,120)
Cash and cash equivalents, beginning of period		1,075,117	361,452	1,114,860	600,462

Cash and cash equivalents, end of period		$1,112,718	$716,292	$1,112,718	$716,292

Cash and cash equivalents is comprised of:
Cash				746,190	452,444
Cash equivalents				366,528	263,848

Cash and cash equivalents				$1,112,718	$716,292

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2026 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has operations in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. Cameco also has a 49% interest in Westinghouse Electric Company (Westinghouse), a joint venture with Brookfield Renewable Partners and its institutional partners (collectively, Brookfield). Westinghouse is one of the world’s largest nuclear services businesses with corporate headquarters in Pennsylvania and operations around the world. Both JV Inkai and Westinghouse are accounted for on an equity basis (see note 6).

Cameco has two operating mines, Cigar Lake and McArthur River as well as a mill at Key Lake. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 18 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Material accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2025.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 30, 2026.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)

Equity investments	Fair value through other comprehensive income (FVOCI)

Liabilities for cash-settled share-based payment arrangements	FVTPL

Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2025.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2025, consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

A number of amendments to existing standards became effective on January 1, 2026, but other than the one noted below, they were not applicable to the Company’s financial statements.

i.	Classification and measurement of financial instruments

In May 2024, the International Accounting Standards Board (IASB) issued Amendments to the Classification and Measurement of Financial Instruments, amending IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified the assessment of certain cash flow characteristics and additional disclosure requirements for financial instruments with contingent features and equity instruments designated at fair value through other comprehensive income. The amendments did not have a material impact on the Company’s financial statements and no additional disclosures were required.

B.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended June 30, 2026, and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the standards and amendments and does not expect them to have a material impact on its financial statements. The one new standard that is expected to have an impact on the presentation and disclosures is described below.

i.	Financial statement presentation

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027. Retrospective application is required, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Cameco continues to assess the impact of this standard on its financial statements and disclosures.

4.	Inventories

	Jun 30/26	Dec 31/25
Uranium
Concentrate	$505,944	$601,911
Broken ore	51,807	58,341

	557,751	660,252
Fuel services	204,808	181,379
Other	4,555	2,358

Total	$767,114	$843,989

Cameco expensed $487,626,000 of inventory as cost of sales during the second quarter of 2026 (2025 - $532,691,000) and $1,001,480,000 for the six months ended June 30, 2026 (2025 - $1,005,183,000).

5.	Long-term receivables, investments and other

	Jun 30/26	Dec 31/25
Derivatives [note 17]	$91	$21,166
Investment tax credits	99,263	97,186
Amounts receivable related to tax dispute [note 13](a)	209,125	209,125
Income tax receivable(b)	297,131	65,653
Product loan(c)	288,294	288,294
Other	4,358	4,959

	898,262	686,383
Less current portion	(30,089)	(39,138)

Net	$868,173	$647,245

(a)

Cameco is required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties paid.

(b)

As a result of Cameco’s dispute with CRA, Cameco has drawn down the tax pools available to us and we were required to remit cash tax for the 2024 to 2026 tax years. Cameco expects to recover this amount.

(c)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay the Company in kind with uranium concentrate no later than December 31, 2028. As at June 30, 2026, 3,000,000 pounds have been returned as repayment on this loan (December 31, 2025—3,000,000 pounds).

Cameco also loaned Orano 1,148,200 kgU of conversion supply and an additional 1,200,000 pounds of uranium concentrate. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 conversion supply drawn by December 31, 2035.

As at June 30, 2026, 3,600,000 pounds of U3O8 (December 31, 2025 - 3,600,000 pounds) and 1,148,200 kgU of UF6 conversion supply (December 31, 2025 - 1,148,200 kgU) were drawn on the loans. The values of the loans are recorded at Cameco’s weighted average cost of inventory at the time the loans were drawn.

6.	Equity-accounted investees

	Jun 30/26	Dec 31/25
Interest in Westinghouse	$2,608,370	$2,671,846
Interest in JV Inkai	298,481	315,280
Interest in Global Laser Enrichment (GLE)	—	—

	$2,906,851	$2,987,126

A.	Joint ventures

i.	Westinghouse

Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. Cameco holds a 49% interest and Brookfield holds 51%. Cameco has joint control with Brookfield over the strategic operating, investing and financing activities of Westinghouse. The Company determined that the joint arrangement should be classified as a joint venture after concluding that neither the legal form of the separate entity, the terms of the contractual arrangement, or other facts and circumstances would give the Company rights to the assets and obligations for the liabilities relating to the arrangement. As a result, Cameco accounts for Westinghouse on an equity basis.

Westinghouse provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors. Westinghouse has three fabrication facilities that design and manufacture nuclear fuel supplies for light water reactors. In addition, Westinghouse designs, develops and procures equipment for the build of new nuclear reactor plants.

The following table summarizes the total comprehensive income (loss) of Westinghouse (100%):

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Revenue from products and services	$1,761,603	$2,109,170	$3,533,006	$3,679,627
Cost of products and services sold	(1,228,810)	(1,185,247)	(2,547,809)	(2,358,325)
Depreciation and amortization	(194,909)	(194,566)	(392,784)	(391,176)
Marketing, administrative and general expenses	(210,734)	(216,046)	(411,421)	(427,285)
Finance income	1,353	1,825	2,408	2,701
Finance costs	(90,063)	(103,939)	(185,475)	(203,871)
Other expense	(48,220)	(60,822)	(131,682)	(112,724)
Income tax recovery (expense)	(10,468)	(93,359)	19,487	(58,564)

Net earnings (loss)	$(20,248)	$257,016	$(114,270)	$130,383
Other comprehensive income (loss)	(17,192)	95,892	(55,459)	193,745

Total comprehensive income (loss)	$(37,440)	$352,908	$(169,729)	$324,128

The following table summarizes the financial information of Westinghouse (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Jun 30/26	Dec 31/25
Cash and cash equivalents	$290,650	$268,310
Other current assets	3,108,869	2,665,145
Intangible assets	7,176,828	7,186,939
Goodwill	1,711,525	1,667,293
Non-current assets	3,203,955	3,126,447
Current portion of long-term debt	(46,559)	(48,695)
Other current liabilities	(3,425,113)	(2,827,358)
Long-term debt	(4,822,096)	(4,682,928)
Other non-current liabilities	(2,028,953)	(2,049,246)

Net assets	5,169,106	5,305,907
Net assets attributable to non-controlling interest	(25,108)	(26,408)

Net assets attributable to shareholders	5,143,998	5,279,499
Cameco’s share of net assets attributable to shareholders (49%)	2,520,559	2,586,955
Acquisition costs(a)	83,896	83,896
Impact of foreign exchange on acquisition costs(a)	3,915	995

Carrying amount of interest in Westinghouse	$2,608,370	$2,671,846

(a)	Cameco incurred acquisition costs that were denominated in US dollars. This amount was included in the cost of the investment and is remeasured every period.

ii.	Global Laser Enrichment LLC (GLE)

GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. Cameco owns a 49% interest in GLE with an option to attain a majority interest of up to 75% ownership. Cameco has joint control with Silex Systems Limited over the strategic operating, investing and financing activities and as a result, accounts for GLE on an equity basis. In 2014, an impairment charge was recognized for its full carrying value of $183,615,000. Following the impairment, under the equity method of accounting, Cameco discontinued recognizing its share of losses in GLE. Cameco’s contributions to GLE are recorded in earnings as research and development.

B.	Associate

i.	JV Inkai

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest and Kazatomprom holds a 60% interest in JV Inkai. Cameco does not have joint control over the joint venture and as a result, Cameco accounts for JV Inkai on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the total comprehensive income of JV Inkai (100%):

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Revenue from products and services	$184,077	$157,091	$410,903	$157,900
Cost of products and services sold	(59,092)	(39,558)	(119,153)	(39,620)
Depreciation and amortization	(11,166)	(11,223)	(24,221)	(11,244)
Finance income	2,241	1,418	4,475	3,504
Finance costs	(90)	(133)	(181)	(269)
Other income (expense)	(10,717)	3,696	(41,283)	(11,814)
Income tax expense	(21,585)	(18,688)	(46,522)	(19,613)

Net earnings	$83,668	$92,603	$184,018	$78,844
Other comprehensive income	—	—	—	—

Total comprehensive income	$83,668	$92,603	$184,018	$78,844

The following table summarizes the financial information of JV Inkai (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Jun 30/26	Dec 31/25
Cash and cash equivalents	$85,147	$46,266
Other current assets	709,461	847,942
Non-current assets	354,607	325,363
Current liabilities	(104,878)	(52,410)
Non-current liabilities	(17,026)	(23,463)

Net assets	1,027,311	1,143,698
Cameco’s share of net assets (40%)	410,924	457,479
Consolidating adjustments(a)	(58,106)	(116,494)
Fair value increment(b)	73,269	74,643
Dividends declared but not received	—	7,209
Dividends in excess of ownership percentage(c)	(117,175)	(109,064)
Impact of foreign exchange	(10,431)	1,507

Carrying amount of interest in JV Inkai	$298,481	$315,280

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

7.	Long-term debt

	Jun 30/26	Dec 31/25
Unsecured debentures
Series F - 5.09% debentures due November 14, 2042	$99,428	$99,416
Series H - 2.95% debentures due October 21, 2027	399,494	399,302
Series I - 4.94% debentures due May 24, 2031	497,828	497,630

Total	$996,750	$996,348

8.	Other liabilities

	Jun 30/26	Dec 31/25
Deferred sales	$75,695	$81,813
Derivatives [note 17]	95,298	18,921
Accrued pension and post-retirement benefit liability	73,588	83,887
Lease obligation	12,162	14,933
Product loans(a)	262,286	240,057
Sales contracts	1,791	2,553
Other	71,434	70,458

	592,254	512,622
Less current portion	(213,216)	(134,667)

Net	$379,038	$377,955

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2,775,000 kgU of UF6 conversion services and 8,097,000 pounds of U3O8 by January 1, 2032 with repayment in kind up to March 31, 2032. Under the facilities, standby fees of up to 2.1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.2%. The loans are recorded at Cameco’s weighted average cost of inventory.

During the six months ended June 30, 2026, Cameco repaid 51,000 kgU of UF6 conversion services. At June 30, 2026, we have 1,234,000 kgU of UF6 conversion services (December 31, 2025 - 1,285,000 kgU) drawn on the loans with repayment in the following years:

	2026	2027	2028	2029	2030	Thereafter	Total
kgU of UF6	889,000	—	—	—	—	345,000	1,234,000

During the six months ended June 30, 2026, Cameco borrowed an additional 750,000 pounds of U3O8 and repaid 132,000 pounds of U3O8. At June 30, 2026 we have 3,975,000 pounds of U3O8 (December 31, 2025 - 3,357,000 pounds) drawn with repayment in the following years:

	2026	2027	2028	2029	2030	Thereafter	Total
lbs of U3O8	1,114,000	1,960,000	—	—	—	901,000	3,975,000

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$989,859	$11,204	$1,001,063
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	27,426	—	27,426
Recognized in earnings	3,796	(1,698)	2,098
Provisions used during the period	(12,929)	(682)	(13,611)
Accretion [note 12]	20,859	165	21,024
Effects of movements in exchange rates	10,384	—	10,384

End of period	$1,039,395	$8,989	$1,048,384

Current	55,190	5,682	60,872
Non-current	984,205	3,307	987,512

	$1,039,395	$8,989	$1,048,384

10.	Share capital

At June 30, 2026, there were 435,532,978 common shares outstanding. Options in respect of 39,063 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended June 30, 2026, there were no options that were exercised resulting in the issuance of shares (2025 - 70,530). For the six months ended June 30, 2026, there were 75,000 options exercised that resulted in the issuance of shares (2025 - 75,365).

11.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended June 30, 2026

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$311,764	$111,029	$3,111	$425,904
Europe	207,973	31,093	—	239,066
Asia	138,984	9,818	—	148,802

	$658,721	$151,940	$3,111	$813,772

Contract type
Fixed-price	$152,145	$140,422	$3,111	$295,678
Market-related	506,576	11,518	—	518,094

	$658,721	$151,940	$3,111	$813,772

For the three months ended June 30, 2025

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$398,890	$120,436	$9,613	$528,939
Europe	164,999	40,556	—	205,555
Asia	141,478	1,044	—	142,522

	$705,367	$162,036	$9,613	$877,016

Contract type
Fixed-price	$209,754	$155,285	$9,613	$374,652
Market-related	495,613	6,751	—	502,364

	$705,367	$162,036	$9,613	$877,016

For the six months ended June 30, 2026

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$686,479	$180,457	$3,111	$870,047
Europe	539,811	79,484	—	619,295
Asia	144,169	25,626	—	169,795

	$1,370,459	$285,567	$3,111	$1,659,137

Contract type
Fixed-price	$302,079	$253,745	$3,111	$558,935
Market-related	1,068,380	31,822	—	1,100,202

	$1,370,459	$285,567	$3,111	$1,659,137

For the six months ended June 30, 2025

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$743,266	$210,960	$45,562	$999,788
Europe	364,051	80,441	—	444,492
Asia	216,874	5,294	—	222,168

	$1,324,191	$296,695	$45,562	$1,666,448

Contract type
Fixed-price	$441,239	$274,223	$45,562	$761,024
Market-related	882,952	22,472	—	905,424

	$1,324,191	$296,695	$45,562	$1,666,448

12.	Finance costs

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Interest on long-term debt	$12,403	$12,684	$24,813	$28,296
Accretion [note 9]	10,680	9,704	21,024	19,565
Other charges	6,431	4,589	11,664	9,214

Total	$29,514	$26,977	$57,501	$57,075

13.	Income taxes

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Earnings (loss) before income taxes
Canada	$80,323	$324,735	$307,252	$524,778
Foreign	(34,396)	67,235	(98,423)	(9,650)

	$45,927	$391,970	$208,829	$515,128

Current income taxes (recovery)
Canada	$1,276	$(2,689)	$1,175	$(5,689)
Foreign	1,183	434	2,609	2,406

	$2,459	$(2,255)	$3,784	$(3,283)
Deferred income taxes (recovery)
Canada	$17,605	$72,321	$49,705	$125,261
Foreign	652	1,019	(621)	2,512

	$18,257	$73,340	$49,084	$127,773

Income tax expense	$20,716	$71,085	$52,868	$124,490

Cameco has recorded $617,581,000 of deferred tax assets (December 31, 2025 - $666,457,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Reassessments

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period.

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Basic earnings per share computation
Net earnings attributable to equity holders	$25,219	$320,888	$155,970	$390,653
Weighted average common shares outstanding	435,533	435,331	435,531	435,322

Basic earnings per common share	$0.06	$0.74	$0.36	$0.90

Diluted earnings per share computation
Net earnings attributable to equity holders	$25,219	$320,888	$155,970	$390,653
Weighted average common shares outstanding	435,533	435,331	435,531	435,322
Dilutive effect of stock options	35	203	103	205

Weighted average common shares outstanding, assuming dilution	435,568	435,534	435,634	435,527

Diluted earnings per common share	$0.06	$0.74	$0.36	$0.90

15.	Statements of cash flows

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Changes in non-cash working capital:
Accounts receivable	$(149,898)	$(143,926)	$40,922	$53,390
Inventories	(16,514)	158,308	116,235	175,266
Supplies and prepaid expenses	(1,700)	4,475	(10,268)	(2,326)
Accounts payable and accrued liabilities	53,827	88,909	(402,251)	(198,717)

Total decrease (increase) in non-cash working capital	$(114,285)	$107,766	$(255,362)	$27,613

Other operating items:
Restricted share units settled	$—	$—	$(25,950)	$(8,330)
Reclamation payments	(7,320)	(7,396)	(13,611)	(14,908)
Other	(15,802)	(18,176)	(10,855)	(15,363)

Total other operating items	$(23,122)	$(25,572)	$(50,416)	$(38,601)

16.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 33,553,285 shares have been issued. As of June 30, 2026, the total number of stock options held by the participants was 39,063 (December 31, 2025 - 114,063).

B.	Executive performance share unit (PSU)

During the six months ended June 30, 2026, the Company granted 125,670 PSUs. The weighted average fair value per unit at the date of issue was $161.38. As of June 30, 2026, the total number of PSUs held by the participants was 485,730 (December 31, 2025 - 584,657).

C.	Restricted share unit (RSU)

During the six months ended June 30, 2026, the Company granted 193,671 RSUs. The weighted average fair value per unit at the date of issue was $161.38. As of June 30, 2026, the total number of RSUs held by the participants was 623,863 (December 31, 2025 - 757,959).

D.	Deferred share unit (DSU)

During the six months ended June 30, 2026, the Company issued 7,165 DSUs. The weighted average fair value per unit at the date of issue was $151.61. As of June 30, 2026, the total number of DSUs held by participating directors was 245,395 (December 31, 2025 - 335,436).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Employee share ownership plan(a)	$1,517	$1,275	$3,185	$2,673
Restricted share unit plan	2,942	2,383	5,797	4,451

Total	$4,459	$3,658	$8,982	$7,124

(a)	The total number of shares purchased in 2026 with Company contributions was 20,684 (2025 - 38,551).

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Performance share unit plan	$4,646	$11,937	$30,706	$14,515
Deferred share unit plan	(428)	13,428	8,149	8,852
Restricted share unit plan	3,158	9,532	17,203	7,952
Phantom stock option plan	(85)	1,065	236	541
Phantom restricted share unit plan	188	579	1,105	504

	$7,479	$36,541	$57,399	$32,364

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

17.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At June 30, 2026

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$1,112,718	$1,112,718
Accounts receivable	—	337,060	337,060
Derivative assets [note 5]
Foreign currency contracts	91	—	91

	$91	$1,449,778	$1,449,869

Financial liabilities
Accounts payable and accrued liabilities	$—	$504,227	$504,227
Derivative liabilities [note 8]
Foreign currency contracts	93,968	—	93,968
Interest rate contracts	1,330	—	1,330
Long-term debt [note 7]	—	996,750	996,750

	95,298	1,500,977	1,596,275

Net	$(95,207)	$(51,199)	$(146,406)

At December 31, 2025

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$1,114,860	$1,114,860
Short-term investments	—	99,603	99,603
Accounts receivable	—	360,312	360,312
Derivative assets [note 5]
Foreign currency contracts	21,166	—	21,166

	$21,166	$1,574,775	$1,595,941

Financial liabilities
Accounts payable and accrued liabilities	$—	$871,355	$871,355
Derivative liabilities [note 8]
Foreign currency contracts	17,244	—	17,244
Interest rate contracts	1,677	—	1,677
Long-term debt [note 7]	—	996,348	996,348

	18,921	1,867,703	1,886,624

Net	$2,245	$(292,928)	$(290,683)

(a)

Cameco has pledged $254,206,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective November 1, 2023. Cameco retains full access to this cash and, accordingly, it is included in cash and cash equivalents.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and level 2 fair value measurements of Cameco’s financial instruments:

As at June 30, 2026

	Carrying value	Fair Value
Derivative assets [note 5]
Foreign currency contracts	$91	$91
Derivative liabilities [note 8]
Foreign currency contracts	(93,968)	(93,968)
Interest rate contracts	(1,330)	(1,330)
Long-term debt [note 7]	(996,750)	(1,045,302)

Net	$(1,091,957)	$(1,140,509)

As at December 31, 2025

	Carrying value	Fair Value
Derivative assets [note 5]
Foreign currency contracts	$21,166	$21,166
Derivative liabilities [note 8]
Foreign currency contracts	(17,244)	(17,244)
Interest rate contracts	(1,677)	(1,677)
Long-term debt [note 7]	(996,348)	(1,046,819)

Net	$(994,103)	$(1,044,574)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 1 or level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments at fair value which is classified as recurring level 2 fair value measurement.

Cameco’s long-term debt is carried at amortized cost. The fair value is measured for disclosure purposes and determined using quoted market yields as of the reporting date, which ranged from 2.5% to 3.6% (2025 - 2.5% to 3.7%). Long-term debt is classified as a recurring level 2 fair value measurement.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Overnight Repo Rate Average forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/26	Dec 31/25
Non-hedge derivatives:
Foreign currency contracts	$(93,877)	$3,922
Interest rate contracts	(1,330)	(1,677)

Net	$(95,207)	$2,245

Classification:
Current portion of long-term receivables, investments and other [note 5]	$71	$8,933
Long-term receivables, investments and other [note 5]	20	12,233
Current portion of other liabilities [note 8]	(55,774)	(12,345)
Other liabilities [note 8]	(39,524)	(6,576)

Net	$(95,207)	$2,245

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings:

	Three months ended		Six months ended
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Non-hedge derivatives:
Foreign currency contracts	$(54,479)	$148,067	$(102,010)	$138,581
Interest rate contracts	163	(335)	(31)	223

Net	$(54,316)	$147,732	$(102,041)	$138,804

18.	Segmented information

Cameco has three reportable segments: uranium, fuel services and Westinghouse. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The uranium segment also includes our share of earnings from our equity-accounted investee, JV Inkai (see note 6). The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The Westinghouse segment reflects our earnings from this equity-accounted investment (see note 6). Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. It provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions, including annual maintenance and other temporary shutdowns. Cameco expensed $46,243,000 of care and maintenance costs during the second quarter of 2026 (2025 - $27,768,000). For the six months ended June 30, 2026, Cameco expensed $62,860,000 (2025 - $41,478,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of material accounting policies.

Business segments

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

For the three months ended June 30, 2026

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$658,721	$151,940	$863,185	$(863,185)	$3,111	$813,772
Expenses
Cost of products and services sold	442,218	108,420	602,117	(602,117)	837	551,475
Depreciation and amortization	58,382	12,112	95,505	(95,505)	1,667	72,161

Cost of sales	500,600	120,532	697,622	(697,622)	2,504	623,636

Gross profit (loss)	158,121	31,408	165,563	(165,563)	607	190,136
Administration	—	—	103,260	(103,260)	77,000	77,000
Exploration	8,130	—	—	—	—	8,130
Research and development	—	—	—	—	9,707	9,707
Other operating expense	9,781	699	—	—	—	10,480
Loss on disposal of assets	50	604	—	—	26	680
Finance costs	—	—	44,131	(44,131)	29,514	29,514
Loss on derivatives	—	—	—	—	54,316	54,316
Finance income	—	—	(663)	663	(7,857)	(7,857)
Share of loss (earnings) from equity-accounted investees	(29,931)	—	—	9,921	—	(20,010)
Foreign exchange gains	—	—	—	—	(17,349)	(17,349)
Other expense (income)	—	—	23,628	(23,628)	(402)	(402)

Earnings (loss) before income taxes	170,091	30,105	(4,793)	(5,128)	(144,348)	45,927

Income tax expense						20,716

Net earnings						$25,211

For the three months ended June 30, 2025

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$705,367	$162,036	$1,033,493	$(1,033,493)	$9,613	$877,016
Expenses
Cost of products and services sold	417,081	106,847	580,771	(580,771)	9,526	533,454
Depreciation and amortization	71,347	13,478	95,337	(95,337)	1,647	86,472

Cost of sales	488,428	120,325	676,108	(676,108)	11,173	619,926

Gross profit (loss)	216,939	41,711	357,385	(357,385)	(1,560)	257,090
Administration	—	—	105,863	(105,863)	96,436	96,436
Exploration	6,044	—	—	—	—	6,044
Research and development	—	—	—	—	(708)	(708)
Other operating income	(8,006)	(2,640)	—	—	—	(10,646)
Loss on disposal of assets	13	—	—	—	—	13
Finance costs	—	—	50,930	(50,930)	26,977	26,977
Gain on derivatives	—	—	—	—	(147,732)	(147,732)
Finance income	—	—	(894)	894	(5,407)	(5,407)
Share of earnings from equity-accounted investees	(62,482)	—	—	(125,939)	—	(188,421)
Foreign exchange losses	—	—	—	—	88,946	88,946
Other expense (income)	—	—	29,803	(29,803)	(382)	(382)

Earnings (loss) before income taxes	281,370	44,351	171,683	(45,744)	(59,690)	391,970

Income tax expense						71,085

Net earnings						$320,885

For the six months ended June 30, 2026

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$1,370,459	$285,567	$1,731,173	(1,731,173)	$3,111	$1,659,137
Expenses
Cost of products and services sold	838,569	188,754	1,248,426	(1,248,426)	836	1,028,159
Depreciation and amortization	115,171	20,895	192,464	(192,464)	3,191	139,257

Cost of sales	953,740	209,649	1,440,890	(1,440,890)	4,027	1,167,416

Gross profit (loss)	416,719	75,918	290,283	(290,283)	(916)	491,721
Administration	—	—	201,596	(201,596)	199,455	199,455
Exploration	15,891	—	—	—	—	15,891
Research and development	—	—	—	—	23,610	23,610
Other operating expense	3,073	723	—	—	—	3,796
Loss on disposal of assets	363	604	—	—	26	993
Finance costs	—	—	90,883	(90,883)	57,501	57,501
Loss on derivatives	—	—	—	—	102,041	102,041
Finance income	—	—	(1,180)	1,180	(17,849)	(17,849)
Share of loss (earnings) from equity-accounted investees	(130,468)	—	—	55,992	—	(74,476)
Foreign exchange gains	—	—	—	—	(27,310)	(27,310)
Other expense (income)	—	—	64,524	(64,524)	(760)	(760)

Earnings (loss) before income taxes	527,860	74,591	(65,540)	9,548	(337,630)	208,829

Income tax expense						52,868

Net earnings						$155,961

For the six months ended June 30, 2025

	Uranium	Fuel services	WEC	Adjustments	Other	Total
Revenue	$1,324,191	$296,695	$1,803,017	$(1,803,017)	$45,562	$1,666,448
Expenses
Cost of products and services sold	781,105	166,135	1,155,579	(1,155,579)	44,907	992,147
Depreciation and amortization	122,794	20,436	191,676	(191,676)	3,843	147,073

Cost of sales	903,899	186,571	1,347,255	(1,347,255)	48,750	1,139,220

Gross profit (loss)	420,292	110,124	455,762	(455,762)	(3,188)	527,228
Administration	—	—	209,370	(209,370)	155,256	155,256
Exploration	13,932	—	—	—	—	13,932
Research and development	—	—	—	—	13,274	13,274
Other operating income	(6,724)	(2,503)	—	—	—	(9,227)
Loss on disposal of assets	2,064	166	—	—	—	2,230
Finance costs	—	—	99,897	(99,897)	57,075	57,075
Gain on derivatives	—	—	—	—	(138,804)	(138,804)
Finance income	—	—	(1,323)	1,323	(9,096)	(9,096)
Share of earnings from equity-accounted investees	(97,683)	—	—	(63,887)	—	(161,570)
Foreign exchange losses	—	—	—	—	89,817	89,817
Other expense (income)	—	—	55,235	(55,235)	(787)	(787)

Earnings (loss) before income taxes	508,703	112,461	92,583	(28,696)	(169,923)	515,128

Income tax expense						124,490

Net earnings						$390,638

19.	Related parties

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, some of these entities transacted with the Company in the reporting period. The terms and conditions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers and other local businesses to support economic development in the region. The president of several of these suppliers is a member of the board of directors. During the second quarter of 2026, Cameco paid these suppliers $27,250,000 (2025 - $19,011,000). During the six months ended June 30, 2026, Cameco paid these suppliers $51,540,000 (2025 - $42,599,000). The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable includes a balance of $1,942,000 at the reporting date (December 31, 2025 - $2,138,000).

Other related party transactions

	Transaction value		Transaction value		Balance outstanding
	Three months ended		Six months ended		as at
	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25	Jun 30/26	Jun 30/25
Joint venture
Sales revenue(a)	$1,538	$82	$64,859	$69,656	$—	$—
Fuel storage and handling(a)	1	1	25	1	—	—
Deferred sales(a)	—	—	—	—	32,328	68,943
Dividend received(a)	—	—	67,507	69,747	—	—
Associate
Product purchases(b)	111,123	—	111,123	—	88,405	—
Dividends received(b)	178,552	136,970	178,552	136,970	—	—

(a)

Cameco has entered into various agreements with Westinghouse and its subsidiaries and has recognized sales revenue related to fuel supply agreements and incurred costs related to fuel storage and handling fees. Contract terms are in the normal course of business and were accounted for at the exchange amount. Cash dividends are also received from Westinghouse.

(b)

Cameco purchases uranium concentrate from JV Inkai. Purchases from JV Inkai are based on the prevailing uranium spot price less a 5% discount with extended payment terms. Cash dividends are also received from JV Inkai.

20.	Subsequent event

On July 2, 2026, Cameco and Orano Canada Inc. completed the acquisition of TEPCO Resources Inc.’s 5.000% participating interest in the Cigar Lake Joint Venture by acquiring their pro rata shares through an asset purchase. Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan is now 57.418% (previously 54.547%). The acquisition cost for the additional 2.871% interest is $115,755,000. Final closing adjustments are expected to be completed in the third quarter of 2026.